UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[  ]

Merger

[X]

Liquidation

The Registrant, Millennium Funds, Inc., had two portfolios, (i) Millennium Growth Fund and (ii) Millennium Growth & Income Fund.  Pursuant to Plans of Liquidation adopted by the Registrant’s Board of Directors and approved by the shareholders of each Fund, on May 23, 2003, all of the assets of each Fund were distributed proportionately to shareholders in complete liquidation of each Fund (the “Liquidation”).

[  ]

Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[  ]

Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund:  Millennium Funds, Inc.

3.

Securities and Exchange Commission File No.:  811-08729.

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]

Initial Application.

[  ]

Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

8869 Brecksville Road

Suite C

Brecksville, OH  44141

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael J. Meaney, Esq.

McDonald Hopkins Co., L.P.A.

2100 Bank One Center

600 Superior Avenue, E.

Cleveland, Ohio  44114-2653

(216) 348-5411

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 3.1a-2]:

Mutual Shareholder Services

8869 Brecksville Road

Suite C

Brecksville, Ohio  44141

(440) 922-0066

Millennium Capital Advisors, Inc.

185 Jane Drive

Woodside, California  94062

(650) 851-9450

8.

Classification of fund (check only one):

[X]

Management company;

[  ]

Unit investment trust; or

[  ]

Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X]

Open-end

[  ]

Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Millennium Capital Advisors, Inc.

185 Jane Drive

Woodside, California  94062

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

No principal underwriter.

13.

If the fund is a unit investment trust (“UIT”) provide:

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]

Yes

[X]

No

If Yes, for each UIT state:

Name(s):

File No.:

811-_____

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]

Yes

[  ]

No

If Yes, state the date on which the board vote took place:  February 10, 2003

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]

Yes

[  ]

No

If Yes, state the date on which the shareholder vote took place:  May 8, 2003

If No, explain:

II.

Distribution to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]

Yes

[  ]

No

(a)

If Yes, list the date on which the fund made those distributions:

May 23, 2003

(b)

Were the distributions made on the basis of net assets?

[X]

Yes

[  ]

No

(c)

Were the distributions made pro rata based on share ownership?

[X]

Yes

[  ]

No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)

Liquidations only:

Were any distributions to shareholders made in kind?

[  ]

Yes

[X]

No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

Has the fund issued senior securities?

[  ]

Yes

[  ]

No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[X]

Yes

[  ]

No

If No,

(a)

How many shareholders does the fund have as of the date this form is filed:

(b)

Describe the relationship of each remaining shareholder to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]

Yes

[X]

No

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ]

Yes

[X]

No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[  ]

Yes

[  ]

No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]

Yes

[X]

No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request for Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses:

$29,890

(ii)

Accounting expenses:

$  2,850

(iii)

Other expenses (list and identify separately):

Printing and

Mailing Proxy

Materials:

$ 4,912

Proxy Solicitation:

$ 8,292

Blue Sky Termination

Costs:

$ 2,870

Records Preservation

Expenses:

$ 1,510

Custodian Fees:

$    300

Final EDGAR Filings:

$    350

(iv)

Total expenses (sum of lines (i)-(iii) above):

$50,974

(b)

How were those expenses allocated?

Expenses were allocated between the two Funds in proportion to their respective net assets.

(c)

Who paid those expenses?

Expenses were paid by the Funds.

(d)

How did the fund pay for unamortized expenses (if any)?

Unamortized expenses of Millennium Growth & Income Fund were paid by the Fund’s investment adviser.

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]

Yes

[X]

No

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[  ]

Yes

[X]

No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]

Yes

[X]

No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:

(b)

State the Investment Company Act file number of the fund surviving the Merger:

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Millennium Funds, Inc., (ii) he or she is the President of Millennium Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Lisa DeAlba

Lisa DeAlba, President

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